Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

June 23, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 31, 2015
File No. 0-54427

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) an amendment to the Form 10-K for the Fiscal Year Ended December 31, 2014 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated May 15, 2015 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 11

1. We refer to your discussion of cash provided by operating activities in 2014. You state that net cash provided by operating activities was $884,793 for the year ended December 31, 2014 and that the significant change from 2013 was a result of the proceeds generated from additional sales related to the acquisition of Loyalty during the year ended December 31, 2014. However, we note that over half of the change in operating cash flows from 2013 relates to the increase in accounts payable and other current liabilities. In this regard, please to provide a balanced disclosure that addresses the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivable, accounts payable, other current liabilities and notes payable. Refer to Item 303 of Regulation S-K and section IV of the SEC Interpretive Release No. 33-8350.

Response: The Company has added additional disclosure at the end of this sub-section of the Form 10-K in order to briefly address changes in working capital components and some information regarding the other issues noted by the Staff.

3. Summary of Significant Accounting Policies

Revenue Recognition, page 20

2. Expand your revenue recognition policy to disclose your policy of recognizing revenue on a gross basis and the significant factors that you rely upon for this determination.

Response: The Company has accordingly added expanded disclosure in its notes to the financial statements to address this comment.

In sum, we trust that we have responded satisfactorily to the comments previously issued by the Commission regarding the Form 10-K.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq.
Cassidy & Associates

2